DIVERSIFIED RESOURCES INC.
37 Mayfair Road SW
Calgary, Alberta T2V 1Y8

September 16, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Parker Morrill

Re:           Diversified Resources Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 3, 2011
File No. 333-175183

Dear Mr. Morrill,

As per your comment letter dated August 29, 2011 and have filed an amendment to the S-1 which was originally filed June 28, 2011.  We have responded to your comments in the same order in which they were presented.

General

1.
We have amended the disclosure as per your comments below and have indicated the precise location of those revisions. We have updated the financial disclosure to the most recent quarter of July 31, 2011 on pages 4, 5, 6, 49 & 50, and have included the financial statements for the nine months ended July 31, 2011 on pages 27 to 36. We have also revised throughout to clarify the class of stock we are referring to.

Dilution, page 11

2.
Because the common stock being registered will already be issued and outstanding when resales by the selling security holders occur, there is no dilution of the equity of any purchaser purchasing these common shares from the selling security holders.  Therefore, we do not believe the disclosure required by Item 506 is applicable to this prospectus.  The Company has nonetheless included information regarding dilution and net tangible book value.

Plan of Distribution, page 13

3.
The Company respectfully disagrees with the Staff's application of Rule 144 to the Selling Shareholders.  According to the SEC's own website, "The Commission also codified a staff interpretation relating to the treatment of the securities of shell companies. Under the amendments, Rule 144 is not available for the resale of securities initially issued by a shell company (reporting or non-reporting) or a former shell company. These securities can be resold only through a resale registration statement, unless certain conditions are met."  (See http://www.sec.gov/info/smallbus/secg/rules144-145-secg.htm .  Emphasis added.)  The Company's registration statement is a resale registration statement.  Accordingly, Rule 415 is applicable to the resale of registered shares.  The selling shareholders are not required to conduct the offering at a fixed price and may sell at market prices if and when the shares of the Company's stock are traded.

Description of Securities, page 14

4.
We have revised the disclosure to clarify which class of stock we are referring to at each place we refer to common stock. As well, we have provided detailed information regarding the other classes of common stock.

Yours truly,

/s/ Gordon Smith

Gordon Smith
President